03 OCT -2 AM 7:21

essilor

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

03032464

September 30, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Véronique Gillet

Véronique Gillet
VP Investor Relations

dlw 10/2

Encl.: BNL's Aquisition

File N° 82-4944

ESSILOR

COMMUNIQUE DE PRESSE

Essilor se renforce dans le verre solaire en achetant BNL

Charenton-le-Pont (29 septembre 2003) -- Essilor annonce l'acquisition de la société BNL, un fabricant important de verres solaires haut de gamme en polycarbonate.

BNL, située à Bellegarde dans l'Ain, est un spécialiste des verres afocaux solaires teintés et polarisants. Société très innovante, BNL emploie 60 personnes et a réalisé un chiffre d'affaires de 11 millions d'euros en 2002 dont les deux tiers à l'export. BNL distribue ses produits à la majorité des lunetiers internationaux.

Jusqu'à présent, Essilor produisait des verres solaires correcteurs mais était un acteur peu présent dans le verre afocal solaire. Avec BNL, Essilor acquiert un savoir faire unique et reconnu dans le verre solaire à forte valeur ajoutée et va développer une plateforme qui lui permettra de se renforcer significativement dans cette activité. Les technologies de BNL bénéficieront également aux verres solaires correcteurs d'Essilor.

BNL sera dirigée de façon autonome et conserve son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

File N° 82-4944

ESSILOR

Press Release

Essilor Strengthens Position in Sunglass Lenses with BNL Acquisition

Charenton-le-Pont, France (September 29, 2003) -- Essilor announced today it has acquired BNL, a leading manufacturer of premium polycarbonate sunglass lenses.

Located in Bellegarde in east central France, BNL manufactures tinted, polarized non-prescription sunglass lenses. A highly innovative company, it has 60 employees and reported 2002 sales of €11 million, of which two-thirds were generated outside France. BNL sells its products to most global eyewear manufacturers.

Prior to the acquisition, Essilor produced corrective sunglass lenses but was only a minor player in the non-prescription segment. With BNL, Essilor has acquired unique, recognized skills in high value-added sunglass lenses that will significantly strengthen its presence in the non-prescription segment. BNL's technology will also benefit Essilor's corrective sunglass lens business.

BNL will continue to operate as an independent unit and retain the current management team.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).
